UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 19, 2004_______

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

October 24, 2003

Item 3: Press Release

A Press release dated and issued October 24, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce the partial closing of the brokered private placement announced September 10, 2003.

Item 5: Full Description of Material Change

See attached news release dated October 24, 2003

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 7_ 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Stock Exchange Trade Symbol: ITF

OTCBB: FGOVF

NEWS RELEASE

October 24, 2003

PARTIAL CLOSING BROKERED PRIVATE PLACEMENT $1,789,754

Freegold Ventures Limited (the “Company”) wishes to announce the partial closing of the brokered private placement announced September 10, 2003.

Pursuant to the first closing of the brokered private placement, the Company has issued 3,977,232 units at a purchase price of $0.45 per unit for total proceeds of $1,789,754, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

As partial consideration for brokering the private placement, the Company issued 460,500 broker warrants and 122,800 agent’s units to Canaccord Capital Corporation.  Each broker warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the broker warrants.  Each agent’s unit is comprised of one common share of the Company and one-half of one share purchase warrant, with each whole share purchase warrant being exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.   The Company has until mid-November 2003 to close the balance of the placement.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 12, 2003

Item 3: Press Release

A Press release dated and issued November 12, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that the 5,555,555 unit brokered private placement announced September 10, 2003 has been increased to 6,199,999 units at a price of $0.45 per unit.

Item 5: Full Description of Material Change

Freegold Ventures Limited (the “Company”) wishes to announce that the 5,555,555 unit private placement previously announced on September 10, 2003 has been increased to 6,199,999 units at a price of $0.45 per unit.  3,977,232 units were closed on at a first closing as announced on October 24, 2003.  Each unit consists of one common share and one-half of one warrant, with each whole warrant being exercisable into an additional common share for a period of 12 months at an exercise price of $0.55 per share.  This private placement is brokered through Canaccord Capital Corporation (the “Agent”), however, non-arm’s length parties may subscribe for units under the private placement at a price of $0.55 per unit.

The Company wishes to clarify that of the 3,977,232 units sold pursuant to the first closing of this private placement, 3,070,000 of such units were sold through the Agent to arm’s length subscribers and the balance of 907,232 units were sold to non-arm’s length subscribers.  The broker warrants and agent’s units issued to the Agent at the first closing related to the sale of the 3,070,000 units to non-arm’s length subscribers only.

Freegold Ventures Limited (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 13_ 2003_________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Stock Exchange Trade Symbol: ITF

OTCBB: FGOVF

NEWS RELEASE

November 12, 2003

BROKERED PRIVATE PLACEMENT INCREASED TO $2,790,000

Freegold Ventures Limited (the “Company”) wishes to announce that the 5,555,555 unit private placement previously announced on September 10, 2003 has been increased to 6,199,999 units at a price of $0.45 per unit.  3,977,232 units were closed on at a first closing as announced on October 24, 2003.  Each unit consists of one common share and one-half of one warrant, with each whole warrant being exercisable into an additional common share for a period of 12 months at an exercise price of $0.55 per share.  This private placement is brokered through Canaccord Capital Corporation (the “Agent”), however, non-arm’s length parties may subscribe for units under the private placement at a price of $0.55 per unit.

The Company wishes to clarify that of the 3,977,232 units sold pursuant to the first closing of this private placement, 3,070,000 of such units were sold through the Agent to arm’s length subscribers and the balance of 907,232 units were sold to non-arm’s length subscribers.  The broker warrants and agent’s units issued to the Agent at the first closing related to the sale of the 3,070,000 units to non-arm’s length subscribers only.

About Freegold Ventures Limited

Freegold Ventures Limited (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 10, 2003 71,000 common shares were issued pursuant to the exercise of warrant at a purchase price of $0.48 per share The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 13th day of November, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 12, 2003 10,000 common shares were issued pursuant to the exercise of warrant at a purchase price of $0.50 per share and 50,000 common shares were issued pursuant to a property transaction at a deemed price of $0.42.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 13th day of November, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 19, 2003 60,000 common shares were issued pursuant to the exercise of stock option.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of November, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 21, 2003 (i) 1,383,999 units of the Issuer being comprised of 1,383,999 common shares and 692,000 share purchase warrants; (ii) 207,600 broker warrants.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of November, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 21, 2003 838,333 units of the Issuer being comprised of 838,333 common shares and 419,167 share purchase warrants.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of November, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 21, 2003

Item 3: Press Release

A Press release dated and issued November 21, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce the second closing of the brokered private placement announced September 10, 2003.

Item 5: Full Description of Material Change

Brokered Private Placement

Freegold Ventures Limited (the “Company”) wishes to announce the second closing of the brokered private placement announced September 10, 2003.

Pursuant to the second closing of the brokered private placement, the Company has issued 1,383,999 units at a purchase price of $0.45 per unit for total proceeds of $622,800, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

As partial consideration for brokering the private placement, the Company issued 207,600 broker warrants.  Each broker warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the broker warrants.

Non-brokered Private Placement

Freegold Ventures Limited (the “Company”) wishes to announce the closing of the non-brokered private placement announced September 10, 2003.

Pursuant to the closing of the non-brokered private placement, the Company has issued 796,233 units at a purchase price of $0.45 for arm’s length parties and 42,100 units at a purchase price of $0.55 for non-arm’s length parties per unit for total proceeds of $381,460, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore, discover and facilitate the mining of world-class gold deposits. Freegold is focusing its exploration activities on the mineral rich state of Alaska. In addition to the Golden Summit Project, Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt. The Tintina gold belt is emerging as one of North America’s most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. Management is currently negotiating on the several other gold projects, which it expects to conclude within the next 3 – 6 months.

Freegold also holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world’s third largest primary underground producer of platinum group metals.

In addition to its Alaskan projects, Freegold also holds 100% of the Almaden Gold Deposit.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 21,_ 2003_________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Stock Exchange Trade Symbol: ITF

OTCBB: FGOVF

NEWS RELEASE

November 21, 2003

SECOND CLOSING BROKERED PRIVATE PLACEMENT $622,800

NON-BROKERED PRIVATE PLACEMENT $381,460

Brokered Private Placement

Freegold Ventures Limited (the “Company”) wishes to announce the second closing of the brokered private placement announced September 10, 2003.

Pursuant to the second closing of the brokered private placement, the Company has issued 1,383,999 units at a purchase price of $0.45 per unit for total proceeds of $622,800, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

As partial consideration for brokering the private placement, the Company issued 207,600 broker warrants.  Each broker warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the broker warrants.

Non-brokered Private Placement

Freegold Ventures Limited (the “Company”) wishes to announce the closing of the non-brokered private placement announced September 10, 2003.

Pursuant to the closing of the non-brokered private placement, the Company has issued 796,233 units at a purchase price of $0.45 for arm’s length parties and 42,100 units at a purchase price of $0.55 for non-arm’s length parties per unit for total proceeds of $381,460, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore, discover and facilitate the mining of world-class gold deposits. Freegold is focusing its exploration activities on the mineral rich state of Alaska. In addition to the Golden Summit Project, Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt. The Tintina gold belt is emerging as one of North America’s most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. Management is currently negotiating on the several other gold projects, which it expects to conclude within the next 3 – 6 months.

Freegold also holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world’s third largest primary underground producer of platinum group metals.

In addition to its Alaskan projects, Freegold also holds 100% of the Almaden Gold Deposit.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2003 and 2002

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	September 30 2003	December 31 2002
Current
Cash	$381,734	$31,779
Accounts and advances receivable	10,195	9,565
Prepaid expenses and deposits	7,947	-
Portfolio investments (Note 4)	176,432	159,332
	576,308	200,676
Mineral Property Costs - Schedule (Note 5)	6,750,840	6,087,177
Capital Assets (Note 6)	36,231	33,544
	$7,363,379	$6,321,397

LIABILITIES
Current
Accounts payable and accrued liabilities	$46,425	$43,438
Due to related parties (Note 7)	-	9,245
Option payment settlement - current (Note 5a(iii))	24,142	24,142
	70,567	76,825

Option Payment Settlement (Note 5a(iii))	47,328	47,328

Continued Operations (Note 1)
Contingent Liabilities (Note 5f)
Commitments (Note 10 and 5a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
18,513,636 (2002 – 14,367,079) shares	25,698,217	23,905,521
Contributed surplus (Note 8d(iii))	284,095	238,495
Deficit - Statement 2	(18,736,828)	(17,946,772)
	7,245,484	6,197,244
	$7,363,379	$6,321,397

ON BEHALF OF THE BOARD:

         “Harry Barr”                        , Director             “Bernard Barlin”                                , Director

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 1999	7,358,765	$20,984,326	$-	$(10,312,529)	$10,671,797
Issuance of shares for:
- Cash	1,465,000	957,500	-	-	957,500
- Property	272,398	144,745	-	-	144,745
- Share issuance costs	-	-	-	(17,500)	(17,500)
Loss for the year	-	-	-	(2,509,091)	(2,509,091)
Balance - 31 December 2000	9,096,163	22,086,571	-	(12,839,120)	9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	-	229,500
Loss for the year	-	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	-	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	-	1,152,950
- Property	1,100,000	436,500	-	-	436,500
Share issuance costs	-	-	-	(47,940)	(47,940)
Stock compensation costs	-	-	238,495	-	238,495
Loss for the year	-	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244

Issuance of shares for:
- Cash	3,346,557	1,456,696	-	-	1,456,696
- Property	800,000	336,000	-	-	336,000
Share issuance costs	-	-	-	(97,976)	(97,976)
Stock compensation costs	-	-	45,600	-	45,600
Loss for the year	-	-	-	(692,080)	(692,080)
Balance - 30 September 2003	18,513,636	$25,698,217	$284,095	$(18,736,828)	$7,245,484

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	3 Months Ended September 30	3 Months Ended September 30	9 Months Ended September 30	9 Months Ended September 30
	2003	2002	2003	2002
General and Administrative Expenses
Consulting fees (Note 8 d (iii))	$95,753	$14,952	$227,956	$48,381
Management fees	25,920	21,600	82,660	64,800
Travel	37,311	36,469	80,026	53,536
Transfer and filing fees	2,366	12,827	49,234	41,399
Promotion	16,632	14,400	50,289	26,467
Rent and utilities	10,004	10,004	30,011	30,011
Audit and accounting	4,800	2,100	30,465	10,239
Shareholder relations	-	10,000	51,319	10,000
Legal	7,221	-	25,005	5,550
Office and miscellaneous	2,228	3,395	26,588	6,944
Amortization	-	-	-	-
Interest and bank charges	420	751	2,298	4,063
Telephone	2,705	1,438	10,871	3,682
Insurance	(5,295)	-	4,397	-
Bad debts	-	-	-	-
Finders’ fee	-	-	-	-
Wages, salaries and benefits	10,898	-	25,730	-
Foreign exchange loss (gain), net	-	-	-	-
Loss Before the Following	210,963	127,936	696,849	305,072

Other Items
Interest income	(2,413)	(418)	(4,769)	(853)
Gain on sale of investments	-	-		(58,625)
Write-down of investments	-	-		-
Write-off of mineral property costs	-	-		-
Property payments received in excess of cost	-	-		-
Gain on sale of capital assets	-	-		-
Miscellaneous income	-	-		-
	(2,413)	(418)	(4,769)	(59,478)

Loss (Gain) for the Period	$208,550	$127,518	$692,080	$245,594

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended September 30 2003	3 Months Ended September 30 2002	9 Months Ended September 30 2003	9 Months Ended September 30 2002
Operating Activities
(Loss) Gain for the period	$(208,550)	$(127,518)	$(692,080)	$(245,594)
Items not affecting cash
Amortization	-	-	-	-
Gain on sale of investments	-	-	-	(58,625)
Write-down of investments	-	-	-	-
Write-off of mineral properties	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Compensation expense included in consulting fees	-	-	-	-
Changes in non cash working capital	7,386	128,432	40,010	89,683
	(201,164)	914	(652,070)	(214,536)

Investing Activities
Purchase of investments	-	-	-	-
Proceeds on sale of investments	-	(14,398)	-	65,865
Mineral property acquisition costs	(46,528)	(94,956)	(151,408)	(130,394)
Mineral property deferred exploration costs	(47,276)	(211,998)	(233,355)	(290,578)
Option payments received	10,000	10,000	40,000	20,000
Purchase of capital assets	-	-	(2,687)	-
Proceeds on sale of capital assets	-	-	-	-
	(83,804)	(311,352)	(347,450)	(335,107)

Financing Activities
Advances from (to) related parties	28,195	10,535	(9,245)	(142,002)
Share capital issued	-	-	1,456,696	786,000
Share subscriptions received	-	-	-	-
Share issuance costs	(8,000)	(35,700)	(97,976)	(47,940)
Treasury shares	-	-	-	-
Option payment liability settlement	-	-	-	-
	20,195	(25,165)	1,349,475	596,058

Net Increase (Decrease) in Cash	(264,773)	(335,603)	349,955	46,415
Cash position - Beginning of period	646,507	389,607	31,779	7,589
Cash Position - End of Period	$381,734	$54,004	$381,734	$54,004

Supplemental Disclosure of Non-Cash Transactions
Shares issued or allotted for mineral property	$-	$10,000	$(336,000)	$(90,000)
Shares issued for debt	$-	$-	$-	$-
Shares issued for equipment	$-	$-	$-	$-
Option payments received in shares	$-	$17,600	$17,100	$17,600
Stock compensation expense included in consulting fees	$-	$-	$-	$-

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	9 Months ended September 30 2003	Dec. 31 2002
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$-	$70,000
Cash - Option payments	40,500	86,367
Option payment settlement	-	-
	40,500	156,367
Deferred exploration expenditures
Geological and field expenses	41,961	53,543
Mineral property fees	12,762	35,794
Drilling	76,275	10,565
Assaying	12,038	18,005
Engineering and consulting	37,560	77,996
	180,596	195,903
Total	221,096	352,270
Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares - Finders fee	-	10,500
Cash payments – Staking	54,305	-
	54,305	10,500
Deferred exploration expenditures
Geological and field expenses	6,330	2,414
Mineral property fees	2,639	61,387
Engineering and consulting	10,125	-
	19,094	63,801
Shares - Option payments received	(17,100)	(15,000)
Cash - Option payments received	(20,000)	-
Total	36,299	59,301

Tonsina Property, Alaska, USA
Deferred exploration expenditures
Geological and field expenses	-	-
Engineering and consulting	-	-
Total	-	-

Balance Forward	$257,395	$411,571

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1b
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	9 months ended September 30 2003	Dec.31 2002
Balance Carried Forward	$257,395	$411,571
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	210,000	210,000
Cash - option payments	16,871	21,450
	226,871	231,450
Deferred exploration expenditures
Geological and field expenses	2,734	17,087
Mineral property fees	-	12,921
Wages	-	10,971
Assaying	906	5,774
Engineering and consulting	8,475	14,488
	12,115	61,241
Total	238,986	292,691

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	126,000
Cash - option payments	-	39,500
Total	126,000	165,500

Balance Forward	$622,381	$869,762

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1c
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	9 months ended September 30 2003	Dec. 31 2002
Balance Carried Forward	$622,381	$869,762
Almaden Property, Idaho, USA
Acquisition costs
Treasury shares - Option payments	-	-
Cash - Option payments	19,732	25,350
	19,732	25,350
Deferred exploration expenditures
Geological and field expenses	2,023	2,212
Mineral property fees	19,286	21,490
Engineering and consulting	241	240
	21,550	23,942
Total	41,282	49,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Treasury shares - Option payments	-	20,000
Cash - Option payments	20,000	20,000
Staking	-	-
Recovery - Sale of equipment	-	-
	20,000	40,000
Deferred exploration expenditures
Geological and field expenses	-	-
Assaying	-	-
Engineering and consulting	-	-
Recovery - Cash option payments received	(20,000)	(20,000)
Recovery - Share option payment received	-	(17,600)
	-	(37,600)
Total	-	2,400

Cost for the Period	663,663	921,454
Balance - Beginning of year	6,087,177	5,269,759
Write-off of mineral property costs	-	(104,036)
Balance - End of Period	$6,750,840	$6,087,177

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 September 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, has a deficit of $18,736,828 and is currently unable to fulfill all required property obligations.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.  Ican and Canu are currently inactive.

b)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

2.

Significant Accounting Policies - Continued

c)

Mineral Properties and Deferred Exploration Expenditures - Continued

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

e)

Joint Ventures

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Amortization

The company provides for amortization on its capital assets at 20% - 30% on a declining balance method.  One half of the rate is taken in the year of acquisition.

2.

Significant Accounting Policies - Continued

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Change in Accounting Policy

During the year ended December 31, 2002, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

2.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, accounts payable, amounts due to related parties, loans from related parties and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Portfolio Investments

Details are as follows:

	2003				2001	2002
	Number of Shares	% Owned	Book Value	Market Value		Book Value
Pacific North West Capital Corp. (“PFN”)	414,100	1.8%	$127,014	$265,024		$109,914
CanAlaska Ventures Ltd. (“CVV”)	255,400	1.9%	43,418	56,188		43,418
Quaterra Resources Inc.	100,000	0.0%	6,000	23,500		6,000
			$176,432	$344,712		$159,332

The above investments have been accounted for using the cost method.  Both PFN and CVV are companies with directors in common.  During the year, the company had a net gain on sale of investments of $NIL of which a gain of $NIL was due to the sale of PFN shares and a loss of $NIL was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 3% (2002 - 3%).

5.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2003	Total 2002
Golden Summit Property	$132,102	$4,662,214	$4,794,316	$4,573,220
Union Bay Property	71,547	147,379	218,926	182,627
Rob Property	458,321	73,356	531,677	292,691
Yeager Property	291,500	-	291,500	165,500
Almaden Property	621,730	45,492	667,222	625,940
PGM Properties	70,943	176,256	247,199	247,199
	$1,646,143	$5,104,697	$6,750,840	$6,087,177

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company has acquired from Fairbanks Exploration Inc. (“FEI”) 93% of certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property.  The property is controlled by the company through long term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

•

Issue 100,000 shares of the company (issued in 1997)

•

Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2002, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001).

•

Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed)

•

Make all required lease payments to underlying lessors (Note 5a(i-vi))

The company will fund 100% of the project until the commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The entire property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

		U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares of the company)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	($25,000 paid)
2004 - 2006 (U.S. $50,000 per year)		$150,000
2007 - 2019 (U.S. $150,000 per year)		$1,950,000

*This advance royalty payment was settled by issuing 250,000 shares.  These shares have been issued during the year ended December 31, 2002.

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of U.S. $50,000 was paid 15 May 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made by cash, shares or their combination.  The form the advance royalty payments take are to be negotiated each April.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006, if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2003, as the average price of gold during the last three months of 2002 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.  In the event that development has not commenced by 2007, an additional payment of US$150,000 shall be payable.

The leased property is subject to a 3% NSR.

(ii)

Tolovana Claims

By lease agreements dated 2 May 1995 and 15 June 1995, the company agreed to make exploration expenditures of U.S. $500,000 (minimum U.S. $50,000 per year during the ten year agreement) and advance royalty payments of U.S. $500,000 (U.S. $75,000 paid).  During the 2000 fiscal year, the lessors terminated the agreement and accordingly all direct acquisition and deferred exploration costs, totalling U.S. $286,015, were written off.

(iii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2002.

If no major mining company was involved from September 1997, the annual lease payments were to be reduced.  During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during the prior year.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2002, U.S. $45,000 remains to be paid of which U.S. $15,000 is classified (CDN $24,142) as current and U.S. $30,000 (CDN $47,328) is classified as long term.

5.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, U.S.A. - Continued

Underlying Leases - Continued

(iv)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company agreed to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the present worth or U.S. $1,000,000, less all advance royalty payments made.

(v)

Mohawk Oil Claims

By agreement dated 27 June 1987 and amended 25 August 1991, the company agreed to make advance royalty payments of U.S. $5,000 per year until 1994 (U.S. $30,000 paid) and U.S. $10,000 per year thereafter (U.S. $40,000 paid).  During the 2000 fiscal year, the company terminated this agreement and accordingly all related acquisition costs, totalling U.S. $70,000, were written off.

(vi)

Vanguard Claims

By agreement dated October 1997, the company agreed to incur exploration expenditures of U.S. $100 per claim per year for a total of 479 claims.  During the 2000 fiscal year, the company terminated this agreement and accordingly all related direct acquisition and deferred exploration costs, totalling U.S. $41,938, were written off.

b)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finders fee of 25,000 shares of the company was paid on this agreement.

During the year ended December 31 2002, Quaterra terminated the agreement.

5.

Mineral Property Costs - Continued

b)

Union Bay Property, Alaska, U.S.A. - Continued

(ii)

By agreement dated 1 October 2002, the company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN must at its option, make the following payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date *	$-	30,000	$-
- On or before 1 July 2003	20,000	(received) -	30,000
- On or before 30 January 2004	-	30,000	-
- On or before 1 July 2004	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

*  Shares received during the period ended September 30, 2003.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by competing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

Under an earlier agreement between Pacific and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, Pacific has the right to earn 50% of Freegold’s interest in the project.

(iii)

Joint Venture Agreement

Pursuant to a Joint Venture Agreement dated May 21st, 2003 between Lonmin PLC (“Lonmin”), Pacific North West Capital Corp. (“Pacific”) and Freegold Ventures Limited (“Freegold”), Lonmin can earn up to a 70% interest in the Union Bay Platinum Group Metals Project, located in southeast Alaska.

Lonmin is required to fund a US$815,000 exploration program in 2003, and has the option to continue to fund the Union Bay Project, by expending a minimum of US $1 million per year in 2004, 2005, and 2006 and $750,000 for each year thereafter.  Pacific is the Operator during the exploration phase. Lonmin may increase its interest to 70% by delivering a full feasibility study.  Upon a decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, Pacific and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs

5.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on property located in the Good Paster Mining district, Alaska, known as the Rob Property.

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

In addition, should the company incur U.S. $1,000,000 of exploration expenditures on the property, an additional 500,000 shares of the company must be issued.

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S. $1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less U.S. $10,600 per year.

Commencing 1 December 2008 annual advance royalty payouts must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

5.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceeding 6 month period as follows:  1% for gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The above NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retained a 1% NSR which the company may purchase for U.S. $1,000,000.

e)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002, the company has the option to earn a 100% interest in a property, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company must, at its option, make the following payments and issue shares as follows:

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2002 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (shares issued)	20,000	300,000
- On or before 1 July 2004	25,000	300,000
- On or before 1 July 2005	25,000	-
- On or before 1 July 2006	30,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$225,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retained a 2% NSR which the company may purchase 1% for U.S. $1,000,000.

5.

Mineral Property Costs - Continued

f)

Rainbow Hill property, Alaska, USA

Pursuant to an agreement dated 28 August 2003, the company optioned up to a 65% interest in certain Alaska properties from CanAlaska Ventures Ltd., a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold may increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

5.

Mineral Property Costs - Continued

g)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates proven and probable recoverable reserves of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $378,000.  The company is required to make a production decision by February 2009.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") (Note 14) for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three year voting trust to 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the prior year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

5.

Mineral Property Costs - Continued

h)

PGM Properties, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company has the option to acquire certain properties in the Sudbury region, Ontario known as the PGM properties (Named alphabetically PGM A through PGM J).  To exercise these options, the company must make cash payments of $197,800 (paid), property payments of $20,000 (paid) and issue up to 634,000 common shares (issued).  In addition, the company is required to incur minimum exploration expenditures of $50,000 on the PGM A property by 15 December 2001 (incurred) and is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

Management allowed the options on PGM E, F, G, H, I, and J (2000 - PGM B, C and D) to expire, and accordingly accumulated acquisition and deferred exploration costs totalling $146,750 were written off.

A total of 500,000 common shares of the company have been issued to third parties as finders fees for these properties for a value of $35,000.

The properties are subject to a 1-3% NSR.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A.  To earn its option PFN must, at is option:

• Pay to the company $55,000 as follows:
- Within 5 business days of signing of the agreement	$5,000	(received)
- By 10 October 2001	$10,000	(received)
- By 6 February 2002	$10,000	(received)
- By 31 July 2002	$10,000	(received)
- By 6 February 2003	$10,000	(received)
- By 31 July 2003	$10,000	(received)
	$55,000

• Issue 20,000 shares within 15 days from the Toronto Stock Exchange ("TSX") approval date (received)
• Spend $55,000 in exploration expenditures by 15 December 2001 (completed)

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.  PFN has the right to terminate the option agreement at any time.

6.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Automotive equipment	$32,744	$(31,923)	$821	$821
Office equipment	164,014	(128,604)	35,410	32,723
	$196,758	$(160,527)	$36,231	$33,544

7.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 30 September 2003, amounts due to related parties consists of $NIL (2002 - $9,245) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, management fees of $82,660 were paid to a director and officer.

c)

During the period, consulting fees of $18,255 were paid to an officer.

a)

During the period, accounting fees of $24,315 were paid to an officer.

f)

During the period, rent of $30,011 was paid to a director and officer.

g)

During the period, consulting fees of $4,900 were paid to a director.

8.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited during the current year.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post consolidation basis for consistency purposes.

b)

Private Placement

During the period ended June 30, 2003, the company issued 3,284,057 units through non-brokered private placements for gross proceeds of $1,431,696.

•

1,038,860 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 18 July 2004. Of these, a total of 66,668 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

•

1,989,500 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.55 expiring 20 September 2004.

•

255,697 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.55 expiring 5 December 2004. Of these, a total of 62,000 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

8.

Share Capital - Continued

c)

Share Purchase Warrants

As at 30 September 2003, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,200,000	$0.48 $0.60	18 May 2004 18 May 2005
	1,437,500	$0.48 $0.60	5 July 2004 5 July 2005
	25,000	$0.47	19 September 2004
	25,000	$0.47	19 October 2004
	25,000	$0.47	19 November 2004
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 December 2005
	25,000	$0.47	19 February 2005
	25,000	$0.47	19 March 2005
	12,500	$0.47	19 April 2005
	65,833	$0.45	17 June 2004
	384,625	$0.50	17 June 2004
	33,334	$0.45	18 July 2004
	486,096	$0.50	18 July 2004
	994,750	$0.55	20 September 2004
	160,222	$0.55	27 November 2004
	31,000	$0.49	5 December 2004
	96,848	$0.55	5 December 2004
	5,077,708

d)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company’s options at 30 September 2003 and the changes for the period are as follows:

Number Outstanding 31 December 2002	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 September 2003	Exercise Price Per Share	Expiry Date
73,750	-	-	-	(73,750)	-	$0.50	21 May 2003
182,500	-	-	(22,500)	-	160,000	$0.50	11 February 2005
389,500	-	-	(5,000)	-	384,500	$0.50	28 February 2005
20,000	-	-	-	-	20,000	$0.50	5 May 2005
1,000,000	-	-	(25,000)	-	975,000	$0.50	31 December 2007
-	1,400,000	-	-	-	1,400,000	$0.48	10 September 2008
1,665,750	1,400,000	-	(52,500)	(73,750)	2,939,500

8.

Share Capital - Continued

d)

Share Purchase Options - Continued

During the period ended September 30, 2003, the company granted 1,400,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.48 per share expiring 10 September 2008.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date.  For options that had alteration in their conditions, compensation expense is based on the fair value of the options (based on Black-Scholes option pricing model) on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.82%
Expected dividend yield	Nil
Expected stock price volatility	84.00%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

iii)

For non-employees, this results in compensation expense of $45,600 which has been recorded in consulting fees for the period ended 30 September 2003.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 30 September 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(692,080)
Pro forma	$(758,480)

e)

Escrow Shares

During the period ended 30 June 2003, 15,651 shares are released from escrow.  No further shares are held in escrow.

f)

Performance Shares

During the period ended 30 June 2003, 872,897 performance shares were reserved for issue.

At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.

9.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,450,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2003	$760,000
2004	830,000
2005	830,000
2006	550,000
2009	480,000
$3,450,000

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

10.

Commitments

a)

By agreement dated 14 June 1999, the company entered into a management agreement with a company controlled by a director and officer.  Compensation is $5,000 per month for the first year, $6,000 per month for the second year, $7,200 per month for the third year and $8,640 per month for the current year plus benefits.  The officer and director is also entitled to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $60,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2003	$25,272
2004	25,272
2005	12,636
$63,180

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2001 - $25,272).

11.

Business Combinations

By agreement dated 17 April 2001, the company acquired 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  These companies were purchased as a part of the acquisition of the remaining 40% portion of the Almaden joint venture interest for 500,000 shares of the company (issued) (Note 5d).

These transactions are accounted for using the purchase method. On the date of acquisition, Ican and Canu had no assets and no liabilities.  The net assets of Ican and Canu were acquired by the company at their estimated fair market value of $NIL.  Both companies were inactive during the period from 17 April 2001 to 31 December 2002.

12.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Chairman’s Letter

Freegold Ventures Limited’s (“Freegold”) mandate remains to discover, explore and facilitate the mining of gold deposits and as such is focused on delineating 3 million ounces of gold within the next three years. Freegold has recently completed a $2.79 million financing (November 21st, 2003).

With the price of gold continuing to escalate, Freegold continues to focus its exploration activities on the mineral rich state of Alaska, most particularly the Golden Summit, Rob and Freegold’s newest acquisition the Rainbow Hill Project. Management is currently negotiating on several other gold projects, which it expects to conclude within the next 3 – 6 months.

In addition to its considerable Alaskan gold portfolio Freegold also holds the Almaden Deposit in Idaho, where a feasibility study completed in 1997 by Watts, Griffis and McOuat estimated reserves of 526,800 oz. of gold recoverable, by open pit mining and heap leach technology with a project internal rate of return of 18.9% at US$364/oz. The deposit remains open to the north and south and at depth.

Freegold also holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world’s third largest primary underground producer of platinum group metals. A US $815,000 mapping, drilling and sampling program was carried out during the summer months, and resulted in the discovery of a potentially significant new Platinum-bearing zone, the Continental Zone.  An additional US $120,000 was approved by Lonmin to further explore this new zone through mapping, channel sampling, geochemical and mineralogical analysis. The final results of the summer programs are currently being compiled.

Freegold trades on the Toronto Stock Exchange (TSX: ITF) (OTCBB: FGOVF) and is a committed to the discovery, development and mining of gold deposits in North America.

Should you require any additional information please do not hesitate to contact us at 1.800.667.1870.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The nine month period ended September 30, 2003 resulted in a net loss of $692,080 which compares with a net loss of $245,594 for the same period in 2002. Included in the net loss for 2002 was a gain on sale of investments of $58,625 in the previous year.  General and administrative expenses for the nine month period ended September 30, 2003 were $696,849 an increase of $391,777 over the same period in 2002. Consulting fees of $227,956 were recorded, which included $45,600 in stock option compensation costs.  During the quarter, 1,400,000 stock options were granted with the fair value of these stock options using the Black-Scholes Option Pricing Model for non-employees used to calculate the value of $45,600 and the pro forma value of $66,400 to directors and employees disclosed in note 8 d (iii).  Travel costs of $80,026 were incurred, an increase of $26,490 over the previous period while all other general and administrative costs also increased when compared to the previous year.

During the nine month period ended September 30, 2003, the company incurred mineral property deferred exploration costs of $233,355. Of this, $21,550 relates to the minimum holding costs of the Almaden project in Idaho, $180,596 was spent on the Golden Summit project in Alaska, $19,094 was spent on the Union Bay project in Alaska and $12,115 was spent on the Rob project in Alaska.  Mineral property acquisition costs of $151,408 were also incurred.  Of this, $40,500 were cash payments for the Golden Summit project. Staking costs of $54,305 were incurred and $37,100 was recovered through an option agreement on the Union Bay project. A cash payment of $16,871 and 500,000 shares valued at $210,000 were recorded on the Rob project. A further 300,000 shares valued at $126,000 were recorded on the Yeager project. Cash payments of $19,732 relate to the minimum holding costs of the Almaden project.  Mineral property acquisition costs for the PGM properties in Sudbury of $20,000 were paid and subsequently recovered through an option agreement.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $101,608 for the nine months ended September 30, 2003, an increase of $65,141 over the same period in 2002.  During the period, the company entered into a contract with an outside party to conduct investor relations activities on the Company’s behalf in Europe for a monthly amount of Sterling 1,500.  The company also entered into a contract with another outside party in the United States for a monthly fee of US $1,000.

Liquidity and Capital Resources

At September 30, 2003, the Company’s working capital, defined as current assets less current liabilities, was $505,741 compared to $123,851 at December 31, 2002.  Subsequent to the quarter ended September 30, 2003, the company completed a private placement of 6,199,999 warrants for gross proceeds of $2,790,000.

The Company has a portfolio of investments with a book value of $176,432 and a market value of $344,712 as at September 30, 2003. The main investments consist of 414,100 shares of Pacific North West Capital Corp. and 255,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

The Company has total issued and outstanding of 18,513,636 shares at September 30, 2003.

 FREEGOLD VENTURES LIMITED

SEPTEMBER 30, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transactions - Current Fiscal Year To-Date:

See note 7 of financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended September 30, 2003.

NIL

B.

Options Granted During Quarter Ended September 30, 2003.

Consultants

   570,000

Sept. 10/03

$0.48

Expires Sept. 10/08

Directors/Officers

   830,000

Sept. 10/03

$0.48

Expires Sept. 10/08

Section 3:

A.

Authorized And Issued Share Capital As At September 30, 2003.

During the year ended December 31, 2002, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.

Authorized share capital 100,000,000 common shares without par value.  A total of  18,513,636 shares have been issued for a total of $25,698,217.

A.

Outstanding Options As At September 30, 2003.

See note 8(d) of financial statements for details.

 FREEGOLD VENTURES LIMITED

SEPTEMBER 30, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

B.

Outstanding Warrants As At September 30, 2003.

See note 8(c) of financial statements for details

C.

Share In Escrow Or Subject To Pooling As At September 30, 2003.

Common Shares in Escrow

During the period ended June 30, 2003 15,651 shares were released from escrow. No further shares are held in escrow.

Performance Shares

During the period ended 30 June 2003, 872,897 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.

D.

List Of Directors and Officers As At September 30, 2003.

Harry Barr – Director, Chairman and Chief Executive Officer

Colin Bird – Director and President

Bernard Barlin - Director

Hubert Marleau – Director

Hans von Michaelis - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Director and Chief Financial Officer

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